SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 12b–25
NOTIFICATION OF LATE FILING

SEC File Number: 000-52404

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-SAR

For the Period Ended: September 30, 2010

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART I - REGISTRANT INFORMATION

ValueRich, Inc
(Full name of Registrant)

N/A
(Former Name if Applicable)

1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407
(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

The Company is transitioning to its newly appointed independent auditor and requires additional time to complete Form 10-Q.  The Form 10-Q will be filed as soon as reasonably practicable and in no event later than November 22, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Joseph C. Visconti	(561)	370-3617
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			☒ Yes
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
			☒ No

ValueRich, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Joseph C. Visconti
November 15, 2010	Joseph C. Visconti, President & Chief Executive Officer

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).